January 23, 2026

William Ho
President and Chief Executive Officer
IN8bio, Inc.
350 5th Avenue, Suite 5330
New York, NY 10118

       Re: IN8bio, Inc.
           Registration Statement on Form S-3
           Filed January 20, 2026
           File No. 333-292830
Dear William Ho:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jaime L. Chase, Esq.